# RICHEMONT

03 JAN 24 AM 7:21

**Via airmail**

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

03003461

SUPPL

17 January 2003

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find copies of the announcement in French and German disclosing the number of Richemont A-units acquired under the terms of the unit buy-back scheme to 16 January 2003. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 41 710 33 22 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Very truly yours,

pp Ellen Stifel

Alan Grieve

Enclosures

dlw 2/3

cc: Mr Richard L Muglia
Ms Karen Shell

File no 82-4102

# ANNONCE PERIODIQUE CONCERNANT LE PROGRAMME DE RACHAT DE COMPAGNIE FINANCIÈRE RICHEMONT AG

Informations concernant le négoce de Compagnie Financière Richemont AG dans ses propres "A" units, conformément à la recommandation de la Commission des OPA du 6 septembre 2002:

| | |
|---|---|
| Période concernée: | **du 3 janvier 2003 au 16 janvier 2003** |
| Nombre de "A" units achetées: | **0** |
| Nombre de "A" units vendues: | **0** |
| Nombre net de "A" units acquises depuis le début du programme de rachat (commencé le 12 septembre 2002): | **0** |
| Nombre des "A" units qui ont été (affectées)/repris à un programme d'intéressement des cadres orienté sur le long terme (net): | **0** |
| Position nette en "A" units au 16 janvier 2003 : | **18'152'160** |

Le programme de rachat porte sur un maximum de 6'500'000 "A" units (soit un maximum de 1.13 % du capital et 0.62 % des droits de vote).

| | |
|---|---|
| Date: | **le 17 janvier 2003** |
| Société: | Compagnie Financière Richemont AG |
| Personne: | Alan Grieve / Marius Kuchen |
| Téléphone: | 041 710 33 22 |

File no 82-4102

PERIODISCHE MELDUNG ZUM RÜCKKAUFPROGRAMM
DER COMPAGNIE FINANCIÈRE RICHEMONT AG

Angaben betreffend die Handelstätigkeit der Compagnie Financière Richemont AG in eigenen "A" Units gemäss der Empfehlung der Übernahmekommission vom 6. September 2002:

| | |
|---|---|
| Periode: | **3. Januar 2003 bis 16. Januar 2003** |
| Anzahl der gekauften "A" Units: | **0** |
| Anzahl der verkauften "A" Units: | **0** |
| Anzahl der seit Beginn des Rückkaufsprogrammes erworbenen "A" Units (netto / Beginn 12. September 2002): | **0** |
| Anzahl "A" Units die einem langfristigen Exekutiv-Leistungsprogramm (zugewiesen)/zurückgenommen wurden (netto): | **0** |
| Nettobestand an eigenen "A" Units per 16. Januar 2003: | **18'152'160** |

Das Rückkaufprogramm umfasst maximal 6'500'000 "A" Units (oder maximal 1.13 % des Aktienkapitals und 0.62 % der Stimmrechte).

| | |
|---|---|
| Datum: | **17. Januar 2003** |
| Gesellschaft: | Compagnie Financière Richemont AG |
| Person: | Alan Grieve / Marius Kuchen |
| Telefon: | 041 710 33 22 |